TAG Oil Updates Cheal Facility Operations

Vancouver, British Columbia – June 25, 2007 – Independent Canadian oil and gas company TAG Oil (TSX-V: TAO / OTCBB: TAGOF) announced today the Cheal Production Facility (TAG: 30.5%) is nearing completion and pre-commissioning operations are now concurrently underway with final construction activities. The plant is scheduled for fulltime production start-up by mid-September. Storage and marketing concerns previously reported have now been addressed and a staged facility start-up is scheduled to begin in late August. Initial oil production is forecast to ramp up from 350-400 bbls/day (107-122 bbls/day net to TAG) currently producing through temporary facilities to 800 bbls/ day (244 bbls/day net to TAG) once the Cheal Production Facility is fully operational. Further scheduled development drilling from the A-Site in the first quarter of 2008 is anticipated to increase production to 1400-1500 bbls/day (427-458 bbls/day net to TAG).

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of producing and exploration assets totaling 560,016 gross acres (net 203,334) in and around the Taranaki and East Coast Basins of New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Drew Cadenhead
drew.cadenhead@tagoil.com
64-6-769-6065

Garth Johnson
gje@tagoil.com
604-609-3350

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